August 1, 2008

BY EDGAR

Ms. Angela J. Crane
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Comment Letter to M-Wave, Inc. Form 10-KSB for the fiscal year ended December 31, 2007; File No. 000-19944

Dear Ms. Crane,

Thank you for your comment letter dated July 22, 2008.  We have reviewed the letter and have the following responses.  Each response has been numbered to correspond to the number of the applicable comment contained in your July 22 letter.

1.
Consolidated Statements of Stockholders’ Equity (Deficit) – We have noted your comment regarding including the change in number of common shares during each period for which an income statement has been presented.    On December 31, 2005, we had 6,202,601 outstanding common shares.  Adjusted for the one-for-four reverse split in December 2006, the adjusted shares as of December 31, 2005 were 1,550,650.  On December 31, 2006, outstanding common shares were 1,763,150, the change of 212,500 shares was due to a warrant exercise.  The outstanding shares as of December 31, 2007 was 1,813,150, the change of 50,000 shares was due to a warrant exercise.  We will reflect the change in shares in future filings.

2.	Revenue Recognition - We have noted your comment regarding revenue recognition. We will revise future filings to remove the word “generally” from our disclosure. The revised disclosure will be:

“The Company recognizes revenue from customized product sales when each of the following conditions has been met: an arrangement exists, delivery has occurred, there is a fixed price, and collection is reasonably assured, which is upon shipment. The Company has consignment agreements with certain customers for which revenue is recognized when consumption of product by the customer is verified.  The Company does not have any revenues related to post-shipment obligations.”

These are the only types of revenue transactions the Company undertakes.

3.
Revenue Recognition - We have noted your comment regarding right-of-return privilege and liability for anticipated sales returns.  As previously disclosed, our sales terms are Net 30 days.  Our right-of-return privilege allows customers to return defective material within 90 days of shipment.  Our allowance for doubtful accounts and sales returns, as previously disclosed, writes off accounts by considering a number of factors, including length of time accounts are past due, our previous loss history, customers ability to pay, and general condition of the economy and the industry as a whole.  Our historical write offs have been negligible.  The portion of the reserve allocated for sales returns factors in historical trends of customer returns, and provides for potential returns of product over the following 90 day period.  As a result of these policies, we believe that it is appropriate to recognize revenue upon shipment to our customers, as we are able to reasonably estimate any potential sales returns.

4.
Revenue Recognition - We have noted your comment regarding consignment agreements with customers.  The contractual temrs of our consignment programs require us to record inventory on our balance sheet until that product is consumed by customersOnce product is consumed, we invoice the customers according to our payment terms of Net 30 days upon consumption of product.  We periodically verify our inventory levels and take a physical inventory at consigned locations. .  We believe the contractual terms to our consignment agreements are very basic.  There are no other material terms to consignment agreements with our customers that would impact the accounting for these transactions.

5.
Inventories - We have noted your comment regarding the decrease in inventory reserve during 2006.  The reason for this decrease was due to completing the liquidation of our discontinued operation during 2006.  The large inventory reserve at the beginning of 2006 was to record the inventory related to that discontinued operation at net realizable value which we estimated based on negotiations with third party buyers.  The completion of the inventory liquidation during 2006 led to the reduction of the reserve as of December 31, 2006.  When the inventory liquidation was completed, the actual net realizable value closely approximated carrying value, and therefore, there was no material adjustment to the new basis of this inventory.  Accordingly, based on these facts and circumstances, we confirm that charges were not subsequently reversed to income.

6.
Preferred Stock - We have noted your comment regarding presentation of preferred stock.  In referencing both ASR No. 268 and EITF D-98, both state that “there is a significant difference between a security with mandatory redemption requirements or whose redemption is outside of the control of the issuer and conventional equity capital.”  M-Wave’s preferred stock does not have any mandatory redemption features, there are no circumstances whereby the Company is required to redeem the preferred stockholders for cash or other assets other than upon a change in control in the Company.  Only common equity shares may be used for redemption purposes.  Furthermore, (1) there is a cap regarding the number of shares of common stock that the Company must issue upon conversion of the preferred stock and the Company has enough shares authorized (on a fully diluted basis) to fully convert all of the preferred stock and the related warrants and (2) there are no penalties associated with items that are outside of the control of the Company.  Because there are no items that are beyond the Company’s control that would require redemption of the preferred stock in cash or other assets, the Company has concluded that equity treatment is proper.

In response to the comment about disclosing in the notes in future filings the significant terms of the preferred stock, we respectfully comment that previous filings have identified these terms, however, we will modify future filings to include the following significant terms.  All preferred stock is non-voting and was issued at par value of $100.  The Series A does not have a dividend feature.  The Series B contains a dividend feature that accrues dividends at 15%, to be reduced to 9% after a registration statement becomes effective.  Each share of outstanding Series A preferred stock is convertible into common shares priced at $3.98 per share.  As of December 31, 2007, there were 12,500 outstanding shares of Series A preferred, which is convertible into approximately 318,878 shares of common stock.   Each share of outstanding Series B preferred stock is convertible into common shares priced at $3.16 per share.  As of December 31, 2007, there were 69,648 outstanding shares of Series B preferred, which is convertible into approximately 2,204,051 shares of common stock.

Lastly, you commented how the accounting of dividends is recorded.  As disclosed in Note 12 to the financial statements for the year ended December 31, 2007, the holders of the preferred stock waived their right to receive dividends for the entire year.  For the year ended December 31, 2006, the holders of the preferred stock waived their right to receive dividends for part of the year. The dividends that were not waived in 2006 were paid out in cash, thus there is no balance sheet treatment for accrued dividends for the periods ended December 31, 2007 and 2006.  If the preferred holders had not waived their right to receive dividends for any periods, and those dividends were not paid, the Company would have recorded these dividends as an accrued liability within the current liability section of the balance sheet.

7.
Preferred Stock - We have noted your comment regarding liquidation preference of the preferred stock as required by SFAS 129, paragraph 6.  We do not believe that disclosing liquidation preference on the face of the balance sheet per SFAS 129 paragraph 6 is applicable because the liquidation preference of the Company’s preferred stock is not in excess of the par or stated value of the shares.  The amount of the liquidation preference will be disclosed in the notes to the financial statements in future filings.

8.
Evaluation of Disclosure Controls and Procedures - We have noted your comment regarding assessment of internal control over financial reporting as of December 31, 2007.  We believe that the working of our disclosure may have caused some confusion.  Because of the material weakness disclosed, we will not be able to complete our evaluation within 30 calendar days.  Therefore, we propose that to better clarify, we will amend our Form 10-KSB for the year ended December 31, 2007 to state the following:

Item 8A(T) Controls and Procedures

Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)

Internal control over financial reporting is promulgated under the Exchange Act as a process designed by, or under the supervision of, our CEO and CFO and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition or disposition of our assets that could have a material effect on the financial statements.

Readers are cautioned that internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Therefore, even effective internal control over financial reporting can only provide reasonable assurance with respect to the financial statement preparation and presentation.

Our management has evaluated the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by this Report but has not evaluated them based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) due to the fact that current business conditions  have led to limited financial resources available to perform this evaluation. The Company’s management determined that a material weakness within its internal control over financial reporting exists.  The limited financial resources do not allow for discretionary new personnel.  Accordingly, this material weakness includes internal control deficiencies attributed to the segregation of duties. While management believes the financial reports included in this Annual Report fairly represent the financial condition of the Company, due to the Company’s inability to evaluate its internal controls over financial reporting based on the framework developed by COSO, there is no guarantee that the financial reports accurately represent our financial condition.

The Company has begun to take appropriate steps to remediate the material weakness described above. The Company has hired a Sarbanes-Oxley consultant to review and assist in strengthening our internal controls over financial reporting. The Company expects to initiate these remediation efforts in the second half of 2008, assuming financial resources are available. The effectiveness of our internal controls following our remediation efforts will not be known until we test those controls in connection with management’s tests of internal control over financial reporting that will be performed when the Company has the financial resources to perform the evaluation.

This Report does not include an attestation report of our registered public accounting firm regarding our internal controls over financial reporting. The disclosure contained under this Item 8A was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only the disclosure under this Item 8A in this Report.

9.
Evaluation of Disclosure Controls and Procedures –  We have noted your comment on the effectiveness of our disclosure controls and procedures.  We believe that our response to comment 8 above will adequately clarify this disclosure.

10.
Evaluation of Disclosure Controls and Procedures –  We have noted you comment regarding certifications and will amend our Form 10-KSB for the year ended December 31, 2007 with the certifications set forth in Item 601(b)(31) of Regulation S-B.

11.
Certifications – We have noted your comment to remove the titles of certifying officers in the beginning of the certification, and will amend our Form 10-KSB for the year ended December 31, 2007 to not include the individual’s title in the beginning of the certification.

12.
Liquidity and Capital Resources – We have noted you comment on our Form 10-Q for the Quarter ended March 31, 2008 in regards to amending future filings to disclose the known or expected impact that the delisting of the Company’s common stock from the NASDAQ exchange in April 2008.  Based on the market capitalization and trading volume of the Company’s common stock as well as other risk factors and related disclosures in our Annual Report on Form 10-KSB for the year ended December 31, 2007, the Company does not believe that the delisting has any material impact on the Company’s operations, liquidity, or cash flows, and will revise future filings to disclose this in the MD&A section.

M-Wave, Inc. (the “Company”) acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any additional comments or questions, please do not hesitate to contact me at (630) 562-5550 ext 4720.

Sincerely,

/s/ Jeff Figlewicz

Jeff Figlewicz
Acting Chief Financial Officer